Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp.

(Commission File No. 001-39560)

Below is a transcript of a Yahoo! Finance interview with Peter Beck, CEO and Founder, Rocket Lab. The interview took place on March 1, 2021.

ZACH GUZMAN: SPACs once again hitting the space industry. Rocket Lab -- well, rocket company, Rocket Lab, announcing a deal here in merging with Vector Acquisition, a SPAC focused on that endeavor in a deal valuing Rocket Lab at $4.1 billion in terms of an enterprise valuation and gives total cash balance, $750 million once the deal goes through. Importantly, the company is expanding in both launches on behalf of the government as well as national security payloads, and for more on where this company goes from here as the space race continually heats up, intense right now. joining us, CEO and Founder of Rocket Lab, Peter Beck. Thanks for taking time to chat. We've seen a lot of companies raising serious cash when it comes to building up efforts in space, but how does, maybe, Rocket Lab look at this differently in terms of what you guys are focusing in on?

PETER BECK: Yeah, absolutely. I mean, we're super excited to bring a really high-quality asset to the public markets, and also partner with Vector Acquisition Corporation through the SPAC measure to do so, but I think what's a little unique about Rocket Lab, within this industry there is a lot of ambition certainly and a lot of, know, grand events, but a little shy in execution, and Rocket Lab has continued to execute over and over again with the small launch vehicle we developed electron. Were the second most frequently U.S.-launched vehicle, and actually the fourth most frequently launched rocket in the world. Part of Rocket Lab's DNA and history is just that solid execution. But not just execution across launch, but also execution across spacecraft. So really exciting thing about this deal it enables us to accelerate not just on the launch side but also on the spacecraft side and ultimately allow us to create a complete intertwined platform where customers and service, and service providers can come to us where we can complete end to end pure play within the space sector.

AKIKO FUJITA: Let’s talk about how you plan to put the capital to use here. Viewers are familiar with Rocket Lab for as a small launch provider but you’ve talked about using some of this capital to fund the development of medium lift launch vehicles. What’s the growth you see on that front and it is that kind of the direction the Rocket Lab is going in?

PETER BECK: Look, we've always been good at picking the market niches and we picked it small launch in that category and one of the wonderful things about launching such a variety and delivering 97 satellites to orbit with such a variety of customers we know their businesses and where everybody's going. If you ook what's happening within the industry, over 87% launched with constellations. One thing missing in the industry, a launch vehicle to successfully deliver all of those constellations to orbit. Hence the reason why there's a real need in the marketplace for a medium-lift launch vehicle to service there.

ZACH GUZMAN: Pretty insane to think about kind of the path to profitability here when we're talking about streaming companies still not being able to turn a profit, but you guys have a projection yield, ebitda positive by 2023 after adjustments. Is that more due to, maybe, the costs falling in terms of your rocket technology and what you guys are able to do? Or is it more due to the backlog and maybe pricing power that space companies have here as customers try to tap you guys and others to really get their goals accomplished?

PETER BECK: Yeah. I mean, firstly, you know, we have, you know, multiple years of revenue. So, when we look out here, you know, these are backlog customers and we have a clear understanding of both the backlog, but also when we model this, we model and not only the back end also top-down and triangulate those to give good confidence in those projections. As I say, one of the wonderful things about actually launching and doing it so frequently is it can give us strong confidence in those numbers.

AKIKO FUJITA: And peter, you talked what differentiates Rocket Lab from the competition. But when you look overall in the space, there are more than 100 small rocket ventures. I have to wonder if this area is ripe for consolidation? How many of these companies do you think ultimately survive?

PETER BECK: I mean, my personal view here is they'll be a small group of companies that will survive in small launch and a small group of companies that will survive in the medium to large. Ultimately I think companies will consolidate down to being satellite and launch companies. If you take Rocket Lab for example, well known as a small launch vehicle but started out systems division in 2019 and by end of last year we had one mission going to the moon, this year two missions to mars, propeller depo on orbit vanessa, so having both the launch element and also the spacecraft element is hugely important. As we think how we grow more in the future, combining those two elements enable elements enables us to push into the space applications market, that's all services and data that comes from space to help us down on earth and where the really large terms are. If you have your own rocket and spacecraft and the ability to move into the verticals and be effective in there is very powerful.

AKIKO FUJITA: It is fascinating to see the growth and innovation in this space. Peter Beck, Founder and CEO of Rocket Lab. Great to have you on today.